EXHIBIT 99.1

                                 [UNILEVER LOGO]

                            N E W S   R E L E A S E


                          Unilever United States, Inc.

U. S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                  Leigh Ferst
212-906-4690                                    212-906-3430

                                                FOR IMMEDIATE RELEASE


                           UNILEVER PRE-RESULTS UPDATE
                               Monday June 23 2003

New York, NY -- June 23, 2003 -- Despite a tougher business environment, Unilever has re-affirmed it expects to meet its earnings outlook for the year 2003. This is despite a slower than expected first-half sales performance and a revised outlook for leading brand growth of some 4% for the year.


The key highlights of the presentation, based on the first two months of trading in the second quarter, and made by Howard Green, head of investor relations, at 1400 hours BST today (Monday June 23) are:

>> An expected pick-up in growth in Foods in the second quarter, including the benefits of the later Easter, and despite continued weakness in out-of-home channels and a soft performance for Slim.Fast.

>> In Home and Personal Care a growth below the historical rate from sharp trade destocking in the US and a decline in Prestige due to reduced demand in travel retail.

>> Leading brand growth for the second quarter expected to be around 3%. Based on this, along with the experience of the first quarter, an adjusted growth outlook for leading brands for the year of some 4%.

>>   Path to Growth savings programmes expected to exceed plan for the year.

"Path to Growth enhances the natural resilience of Unilever. It enables a focus of resource in a challenging environment, while driving margin improvement through restructuring and buying programmes. It is this that allows us to reaffirm low double digit EPS growth for the year by continuing to do what we do best - apply the drivers of value creation to manage our business in a way that optimises economic returns in any given situation" -- Howard Green.

                                      oooo

Full presentation text follows.....
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                           UNILEVER PRE-RESULTS UPDATE
                               Monday June 23 2003


The following is the presentation text for the Unilever pre-close teleconference, given by Howard Green, head of investor relations, at 1400 hrs BST today (June 23, 2003)

The purpose of this conference call is to update the market on the progress of our business and is a precursor to our "close" period, ahead of the second quarter results announcement on Wednesday, July 30, 2003.

This update is based on the first two months of trading in the quarter. Comments on EPS are made on a before exceptional items and goodwill amortisation basis.

Let me start by confirming our outlook for earnings per share growth for the year of low double digits, notwithstanding a more challenging business environment than the one we expected at the outset of the year.

One of the longstanding strengths of our business is its ability to sustain earnings and cash flow growth by successfully navigating through such changes and challenges. By staying focused on the consumer we are able to reshape the execution of plans by focusing resources in the places where they create the most value. For example, we continue to focus our investment behind the key innovations, increase the role of value propositions within our portfolio, and tailor our plans in the areas of our business which are most impacted, such as Prestige Fragrance. This, together with vigorous attention to cost management, allows us to ensure that we protect long term business health.

EPS growth for the first half year is expected to be flat. The achievement of our full year target will be driven by:

Firstly, restructuring savings, which are running at around (euro)100 million per quarter and as such are well on track to deliver the (euro)700 million expected over 2003 & 2004.

Secondly, an improved mix as we benefit from a greater proportion of higher margin categories, including Personal Care.

Thirdly, progress in a number of developing and emerging markets where we have taken pricing action to recover devaluation led cost increases and also where we have been seeing a stabilisation of currencies in key markets.

In addition, in 2003 we now expect some (euro)600 million of savings from our global buying programme - which is ahead of our plan that we communicated at the start of the year. Product logic, which many of you saw in Chicago last week, gives further impetus to future benefits.

In terms of Advertising and Promotion, we expect a level for the year similar to, or slightly ahead of, that in 2002.

Finally we are gaining structural benefits in tax and expect a beia tax rate of 30-32% over the next few years, while this year, as last, we expect to be at the lower end of this range.

In respect of the phasing of EPS growth for the year there are a number of elements which lead to a weighting to the second half. These are:

Firstly, a relatively high A&P spend in the latter part of 2002 from the back-end loaded innovation plan.

Secondly, the impact of dilution from disposals, especially Diversey Lever and Mazola, which is expected to be close to 3% for the first half year but much less in the second half.
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                                       -3-

Thirdly we have successfully implemented a new `Go to Market' approach in our Foods business in North America. Our experience elsewhere shows that it brings sustainable benefits in the extended supply chain, in the efficiency and effectiveness of promotions and in the speed of bringing innovations to market. However in the short term it has had a planned one-off negative impact in the first half year of an estimated (euro)50 million on operating profit.

In looking at the quality and comparability of the EPS growth this year it should also be remembered that both our target and results continue to reflect the impact of pensions under FRS17 accounting and the expensing of stock options, which account for the equivalent of some 6 percentage points of EPS growth.

Turning to the top line.

In the second quarter we expect leading brand growth of around 3%.

Within the quarterly growth we expect to see a pick-up in Foods, including the expected bounce from Easter, and notwithstanding the continued soft performance from Slim.Fast and in out of home channels including foodservice.

In HPC, a business that has delivered above target growth in the last three years, we expect growth below the Unilever long-term target range as in the quarter we see an accelerated impact from the focus on improving Laundry margins, a sharp decline in Prestige due to reduced demand in travel retail, and the impact of continued trade destocking in the US. In respect of our mass market business in the US it is important to point out that based on 6 channel market share data, which gives us 95% coverage of our HPC sales, we have maintained our aggregate market share throughout the year.

Thus, based on our expectations for the second quarter along with our experience in the first quarter we have clearly given up more of the headroom in our plan than we are comfortable with at this stage of the year and are therefore adjusting the growth outlook for the leading brands to some 4% for the year.

There are three main factors behind the lower planned performance:

* Firstly, Slim.Fast accounts for a little over 40 bps off the growth rate for the year.

* Secondly, sharper than expected trade de-stocking including the effect of some retailers facing financial difficulties. We believe this has largely run its course but it is expected to reduce the full year growth rate by 40 bps.

* Thirdly, the market conditions in Prestige and out of home channels including foodservice have an impact of 30 bps.

Before we move to Q&A I think it might also be useful to remind ourselves that the success of Path to Growth will be decided at the end of the twenty lap programme and not at any intermediate measurement point. Indeed the Path to Growth strategy remains as valid today as it did at the beginning of the programme.

The reasons for that are simple.

Path to Growth was designed to realise a significant step-up in delivering value and achieving top-third total shareholder return amongst our peer group. At its heart was our desire to bring about an acceleration in the profitable growth of our business. Unprofitable growth has always been easy so our strategy looked to step-up our performance on all of the levers of value creation. With respect to top line growth, we set out to:

* Change our portfolio in order to focus on the faster growing areas of our markets and of those businesses where we have scale and leading positions
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*    Focus on our leading brands, those that are on trend with the consumer and are number 1 or 2 in their markets

* Grow brands in their consumer heartland to reinforce strength, fill in geographic "white space", stretch across categories and to take brands to where consumers are consuming

* Use the focus on brands and the under-pinning knowledge and capability to bring sharpness to innovation with fewer more impactful developments capable of being rolled out with speed

* Ensure brands offer the right consumer value and that they are the brands that retailers must have to drive traffic through their stores.

Portfolio and brand focus would enable us to better realise the scale advantages and synergy of our business, leading to improvements in two of the other levers of value creation: enhanced margins and improved capital efficiency.

Indeed, looking at progress since the start of Path to Growth it has translated itself into a 50% increase in free cash flow, defined as operating cash flow after capital expenditure, financial investments, including the purchase of shares to hedge options programmes, and tax charge. For the twelve months to end Q1 2003 this is running at (euro)4.2 billion.

It is cash flow, and the expectation of its growth, which determines the economic value of the company and by implication should determine the enterprise value. Over the last ten years, free cash flow has grown by a compound average rate of 13% per year whilst growth in enterprise value has lagged this.

Looked at another way, based on our share price at the end of last year, Unilever's valuation implicitly assumes no free cash flow growth in real terms. This is not what we plan, nor is it what our track record suggests.

If we look at our track record and using EPS growth as a good surrogate for long-term cash generation it shows that over the first seventy years of our existence EPS grew by an average of nearly 8% and through the 1990's by 9% per year. Path to Growth is about an acceleration in value delivery and thus cash momentum in our business which we see in the development of free cash flow as I have previously described.

Operationally we have executed a wide ranging programme in line both with our intentions and as we set out for the market. The fact that enterprise value has not kept pace with the improvement in cash generation and that the share price at the end of last year did not reflect any free cash flow growth in real terms shows that we have yet to convince the market about the sustainability of our improved performance. That continues to be our challenge.

So in summary it is the robustness of our business, proven over time, that allows us to reconfirm low double digit EPS growth for the year by continuing to do what we do best - apply the principles of value creation to manage our business in a way that optimises economic returns by focusing on the right combination of value levers in any given situation.

                                      -o0o-
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SAFE HARBOUR STATEMENT: This presentation may contain forward-looking statements
(within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.